EXHIBIT 16(c)(2)

                [Letterhead of Raymond James & Associates, Inc.]




January 23, 2002


Independent Director of the Board
Stratosphere Corp.
2000 Las Vegas Boulevard South
Las Vegas, Nevada  89104


Independent Director of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of the outstanding common stock, par value $0.01 per share (the "Common Stock"), of Stratosphere Corp., a Delaware corporation (the "Company") of the consideration to be received by such holders in connection with the Agreement and Plan of Merger dated as of January 7, 2002 (the "Agreement"), by and among the Company and Nybor Limited Partnership, a Delaware limited partnership, and American Real Estate Holdings Limited Partnership, a Delaware limited partnership (together, the "Icahn Entities") pursuant to which Strat Merger Corp., a newly-formed Delaware corporation, whose outstanding stock is owned by the Icahn Entities, would be merged with and into the Company (the "Merger") and, upon effectiveness of the Merger, each issued and outstanding share of the Company's Common Stock (other than shares held by the Icahn Entities) will be converted into the right to receive $45.32 in cash (the "Transaction"). The terms and conditions of the Transaction are set forth in more detail in the Agreement. The consideration to be exchanged by the Icahn Entities in exchange for all the outstanding Common Stock (other than shares held by the Icahn Entities) of the Company will be approximately $9,500,000.

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have, among other things:


(i) reviewed the financial terms and conditions as stated in the January 7, 2002 draft of the Agreement and assumed the final form of the Agreement would not vary in any respect material to Raymond James' analysis;

(ii) reviewed the audited financial statements of the Company as of and for the years ended December 31, 2000 and December 26, 1999, and the period from September 28, 1998 through December 27, 1998 and the period from December 29, 1997 through September 27, 1998;

Independent Director of the Board
Stratosphere Corp.
January 23, 2002
Page 2

(iii) reviewed the unaudited financial statements of the Company for the nine months ended September 30, 2001 and September 24, 2000;

(iv) reviewed the Company's annual reports filed on Form 10-K for the fiscal years ended December 31, 2000, December 26, 1999 and December 27, 1998, as well as its quarterly reports filed on Form 10-Q for the quarters ended September 30, 2001 and September 24, 2000;

(v) reviewed other financial and operating information requested from and/or provided by the Company, including financial and operating projections and other documents related to the Company;

(vi) reviewed certain other publicly available information on the Company;

(vii) discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry;

(viii) reviewed the historical market prices and trading activity of the common stock of the Company;

(ix) compared historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies deemed comparable to the Company;

(x) reviewed financial and operating information concerning selected business combinations which were deemed comparable in whole or in part to the Merger; and

(xi) conducted such other financial studies, analyses and investigations as Raymond James deemed appropriate for rendering its opinion.


We have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, Icahn Entities or any other party and have not attempted to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us

Independent Director of the Board
Stratosphere Corp.
January 23, 2002
Page 3




promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of January 23, 2002 and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Merger. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. We did not structure the Merger or negotiate the final terms of the Merger. Our opinion is limited to the fairness, from a financial point of view, of the Merger to the Company's stockholders (other than the Icahn Entities). We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of the Common Stock of the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; and (v) the general condition of the securities markets.

In arriving at this opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Raymond James & Associates, Inc. ("Raymond James") is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Merger and has received a fee for such services. Raymond James will also receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Independent Director of the Board
Stratosphere Corp.
January 23, 2002
Page 4



In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Independent Director of the Company in evaluating the proposed Merger and does not constitute a recommendation to any stockholder of the Company regarding how said stockholder should vote on the proposed Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

Based upon and subject to the foregoing, it is our opinion that, as of January 23, 2002, the consideration to be received by the stockholders of the Company (other than the Icahn Entities) pursuant to the Agreement is fair, from a financial point of view, to the holders of the Company's outstanding Common Stock (other than the Icahn Entities).


Very truly yours,

/s/ David F. Smith

RAYMOND JAMES & ASSOCIATES, INC.